

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2021

Robert I. Kauffman
Chief Executive Officer
Aldel Financial Inc.
105 S. Maple Street
Itasca, Illinois 60143

> **Re: Aldel Financial Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 19, 2021**
> **CIK No. 0001840776**

Dear Mr. Kauffman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Principal Stockholders, page 146

1. We note disclosure in your filing that FG SPAC Partners LP is an affiliate of certain of your directors. Please revise here to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by FG SPAC Partners LP. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Giovanni Caruso of Loeb & Loeb LLP